SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                         SCHEDULE 14D-1


                       (Amendment No. 47)


                     Tender Offer Statement
(Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)


               Kansas City Power & Light Company
                   (Name of Subject Company)

                    Western Resources, Inc.
                            (Bidder)

                Common Stock, Without Par Value
                 (Title of Class of Securities)

                            48513410
             (CUSIP Number of Class of Securities)

                       John K. Rosenberg
          Executive Vice President and General Counsel
                    Western Resources, Inc.
                       818 Kansas Avenue
                      Topeka, Kansas 66612
                     Phone:  (913) 575-6300

       (Name, Address, including Zip Code, and Telephone
       Number, including Area Code, of Agent for Service)



                           Copies to:

                        Neil T. Anderson
                      Sullivan & Cromwell
                        125 Broad Street
                    New York, New York 10004
                         (212) 558-4000

                        William S. Lamb
             LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                      125 West 55th Street
                    New York, New York 10019
                         (212) 424-8000

This Amendment No.47 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1"), originally filed by Western Resources, Inc., a Kansas corporation ("Western Resources"), on July 8, 1996 relating to the exchange offer disclosed therein to exchange all of the outstanding Shares for shares of Western Resources Common Stock upon the terms and subject to the conditions set forth in the Prospectus, dated July 3, 1996, and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-1.


Item 11.  Material to be Filed as Exhibits.

     Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(127)  News release issued on October 25, 1996.

                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        WESTERN RESOURCES, INC.

Date     October 25, 1996                    By   /s/ JERRY D. COURINGTON
                                                Jerry D. Courington,
                                                Controller

                        INDEX TO EXHIBITS


                                                                  Sequentially
                                                                    Numbered
Exhibit No.                     Description                           Pages

(a)(127)            News release issued on October 25, 1996      1

                                             Exhibit No. (a)(127)

The following news release was issued on October 25, 1996.

                 COOL WEATHER AFFECTS EARNINGS,
                 WHOLESALE SALES UP 42 PERCENT

      TOPEKA, Kansas, October 25, 1996 -- Third-quarter earnings per share announced today by Western Resources of $0.87 per common share were $0.23 below the same quarter last year. The leading factor in the decrease was the unseasonably cool weather experienced during the summer months of July and August. Had weather been the same as last year, Western Resources' earnings would have been about $0.26 higher per share. Cooling degree days, a measure of air conditioning demand, were 23 percent off last year's third quarter totals and 17 percent lower than normal.

     Wholesale electricity sales, however, continued to show substantial advances compared to last year. For the third quarter, wholesale electric volumes were up 42 percent from last year's totals and up 40 percent year to date from 1995.

     "Our continued cost control efforts, solid wholesale sales, emphasis on customer service and execution of well-considered growth initiatives contributed to a solid performance for all our companies, in spite of the mild weather," said John E. Hayes, Jr., Western Resources chairman of the board and chief executive officer.

     Operating revenues for the third quarter 1996 were $490,172,000, up four percent from last year's figure of $470,289,000. Operating expenses rose seven percent from a year ago to $396,585,000 compared to last year's figure of
$370,808,000. Increases in operating expenses     included $5 million in
amortization expenses, the adjustment for the company's 1992 acquisition of KGE. Increases in other operations expenses were attributable to increased activity and expansion in the company's unregulated subsidiaries.

     In addition to pursuing strategic, regulated acquisitions, we are increasing our company's involvement in the energy-related products and services markets. A company subsidiary, Westar Security, added customers through two more acquisitions of security firms operating in Kansas City and the southeast United States. These additions place Westar Security as the 10th largest security services company, by customer count, in the nation.

     Another highlight of the third quarter was the signing of an agreement that provides for expansion into the power generation business in China. In September, we announced plans to partner with China Power International Holdings, Ltd., in power development projects involving more than 2,000 megawatts of electric generation.

     Sales decreased in all electric retail classes because of the mild weather, but these slumps were offset to some extent by a two percent increase in natural gas volumes and a 25 percent increase in natural gas revenues, as compared to the third quarter of 1995.


     Western Resources (NYSE:WR) is a full-service, diversified energy company with total assets of more than $6 billion. Its utilities, KPL and KGE, operating in Kansas and Oklahoma, provide natural gas service to approximately 650,000 customers and electric service to approximately 600,000 customers. Through its unregulated subsidiaries, Westar Energy, Westar Security, Westar Capital, and The Wing Group, a full range of energy and energy-related products and services are developed and marketed in the continental U.S., and offshore.

     For more information about Western Resources and its operating companies, visit us on the Internet at http://www.wstnres.com.


The following schedule was attached to the news release:

                      THIRD QUARTER REPORT
                    WESTERN RESOURCES, INC.
                                      Quarter Ended                    Twelve Months Ended
                                      September 30,                       September 30,
                                   1996            1995               1996            1995
1.  Operating Revenues         $490,172,000    $470,289,000     $1,939,232,000  $1,697,079,000

2.  Net Income                  $62,949,000     $71,905,000       $182,964,000    $168,584,000

3.  Earnings Applicable to
      Common Stock              $56,049,000     $68,550,000       $166,000,000    $155,166,000

4.  Average Common Shares
      Outstanding                64,161,329      62,243,794         63,385,462      61,874,216

5.  Earnings per Average
      Common Share Outstanding        $0.87           $1.10              $2.62           $2.51

6.  Net Utility Plant
      (after depreciation)   $4,349,167,000  $4,337,730,000


     This news release is neither an offer to exchange nor a solicitation of an offer to exchange shares of common stock of KCPL. Such offer is made solely by the Prospectus dated July 3, 1996, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of KCPL in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc. by Salomon Brothers Inc or one or more registered brokers or dealers licensed under the laws of such jurisdiction.